Exhibit (m)(1)(ii)

NEUBERGER BERMAN EQUITY FUNDS
TRUST CLASS
PLAN PURSUANT TO RULE 12b-1
SCHEDULE A

The Trust Class of the following series of Neuberger Berman Equity Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Trust Class)
Neuberger Equity Income Fund	0.10%
Neuberger Focus Fund	0.10%
Neuberger International Select Fund	0.10%
Neuberger Large Cap Growth Fund	0.10%
Neuberger Large Cap Value Fund	0.10%
Neuberger Mid Cap Intrinsic Value Fund	0.10%
Neuberger Multi-Cap Opportunities Fund	0.10%
Neuberger Quality Equity Fund	0.10%
Neuberger Real Estate Fund	0.10%
Neuberger Small Cap Growth Fund	0.10%

Date: December 18, 2025